UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 001-15144

TELUS CORPORATION

(Translation of registrant’s name into English)

23rd Floor, 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Monique Mercier
	Name:	Monique Mercier
	Title:	Executive Vice President, Corporate Affairs, and Chief Legal and Governance Officer

Date: March 8, 2018

Exhibit Index

Exhibit Number	Description of Document

99.1	Twenty-Eighth Series Supplemental Indenture, dated as of March 1, 2018 among TELUS Corporation and Computershare Trust Company of Canada

99.2	Twenty-Ninth Series Supplemental Indenture, dated as of March 1, 2018 among TELUS Corporation and Computershare Trust Company of Canada